Rolls-Royce

Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
[redacted]m

05010949

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL RECEIVED PROCESSING
SEP 0 2 2005
WASH, D.C. 213 SECTION

SUPPL

Direct dial
Direct fax
Date 17 August 2005
Our ref
Your ref

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Two Notifications of Major Interests in Shares
13 Notifications of Directors Interests
Interim results 2005

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

PROCESSED
SEP 0 8 2005
THOMSON
FINANCIAL

John Warren
Deputy Company Secretary

dw 9/7

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:26 03-Aug-05
Number	PRNUK-0308

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STATE STREET HONG KONG 30,117

BANK OF NEW YORK EUROPE 3,626,887

BANK OF NEW YORK BRUSSELS 3,025,977

BROWN BROS HARRIMAN LTD 26,490,275

JP MORGAN BOURNEMOUTH 16,170,363

NATIONAL AUSTRALIA BANK 784,996

NORTHERN TRUST LONDON 4,791,895

STATE STREET BANK AND TRUST COMPANY 3,190,683

JP MORGAN CHASE BANK 8,387,269

BANK OF NEW YORK 427,544

MELLON BANK N.A. 2,050,400

NORTHERN TRUST CO 468,292

CHASE MANHATTAN LONDON 25,508

CHASE MANHATTAN BANK AG 184,969

CLYDESDALE BANK PLC 120,000

DEXIA PRIVATEBANK 21,820

MELLON BANK 1,574,184

BANKERS TRUST LONDON 440,000

MIDLAND SECURITIES SERVICES 219,500

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

3 August 2005

12. Total holding following this notification

72,030,679

13. Total percentage holding of issued class following this notification

4.10%

14. Any additional information

Disclosure under S198 Companies Act 1985 increase from 3.02% to 4.10%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

03/08/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 20-Jul-05
Number	PRNUK-2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

19/07/2005

12. Total holding following this notification

121,445,777

13. Total percentage holding of issued class following this notification

6.9076%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding from 7.9610% to 6.9076%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

20/07/2005

SCHEDULE

Registered Holder	No. of Shares	% of class
JP Morgan Chase	84,095,670	4.7832%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Northern Trust Company	4,601,715	0.2617%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	14,987,133	0.8524%
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York Europe London	13,955	0.0008%

Bank of New York, London	2,802,810	0.1594%
Cede, New York	482,800	0.0274%
Citibank Ltd	1,828,800	0.1040%
London		
Euroclear Bruxelles Bic Mgt	68,060	0.0038%
Clydesdale Bank PLC	2,325,520	0.1323%
London		
Mellon Bank NA	7,883,726	0.4484%
London		
HSBC Bank	1,614,555	0.0918%
London		
Royal Trust Corp. of Canada	741,033	0.0424%
London		
TOTAL	121,445,777	6.9076%

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:35 16-Aug-05
Number	PRNUK-1608

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/ director

PETER J BYROM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NICOLA C BYROM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NON-BENEFICIAL INTEREST PARTY IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PETER JOHN BYROM & DENTON & CO TRUSTESS LTD 123,081

MELANIE SIGNE BYROM 6 34

PETER JOHN BYROM 11,371

PETER JOHN BYROM OSB 5,9 57

PETER JOHN BYROM SMB 5,957

PETER JOHN BYROM NCB 5,957

8 State the nature of the transaction

To reflect the fact that as Peter Byrom's daughter, Nicola C Byrom, has attained the age of 18 her beneficial interest in these ordinary shares in the Company are no longer deemed to be those of Peter Byrom in terms of section 327 of the Companies Act 1985. Peter Byrom remains the registered holder of these shares, holding them as nominee for Nicola C Byrom

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

5,957

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

NIL

14. Date and place of transaction

20 JUNE 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

152,957 registered holding

147,000 beneficially held

16. Date issuer informed of transaction

13 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The shares are still registered in Peter Byrom's name but he holds the shares as a nominee of his daughter Nicola C Byrom who is the beneficial holder of the shares and has attained the age of 18.

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Date of notification ___16 August2005____

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:01 09-Aug-05
Number	PRNUK-0908

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 8th August 2005 of 36,504 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 345 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,436,670 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 36

C H Green 36

A B Shilston 36

CP Smith 36

The number of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C Blundell 36

C Hole 36

M Lloyd 36

J Rivers 36

M Terrett 36

Company notified 9 August 2005

Dated 9 August 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:15 08-Aug-05
Number	PRNUK-0808

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

286

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

344p

14. Date and place of transaction

8 August2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,128

16. Date issuer informed of transaction

8 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Date of notification ___8 August 2005____________________

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:16 08-Aug-05
Number	PRNUK-0808

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

CARL-PETER FORSTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

CARL-PETER FORSTER

9. Number of shares, debentures or financial instruments relating to shares acquired

286

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

344p

14. Date and place of transaction

8 August 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,924

16. Date issuer informed of transaction

8 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares cr debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

---

Date of notification ___8 August2005_______________________________________

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:43 18-Jul-05
Number	PRNUK-1807

Rolls-Royce Group plc (the Company) announces that on 7th July 2005, pursuant to the Rolls-Royce Profit Share Scheme (the PSS) and the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following executive directors of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the PSS and the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	PSS	SIP
Sir John Rose	87	144
John Cheffins	78	99
Colin Green	73	144
Andrew Shilston	-	82
Colin Smith	26	44

Notified 15 July 2005

Date 18 July 2005

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

END

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This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

CARL-PETER FORSTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 3 ABOVE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

58

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of

14. Date and place of transaction

transaction

253p 4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,301

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilitieshas been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officerof issuerresponsible for making notification

____

Date of notification ___7JULY 2005________________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

2. State whether the notification

ROLLS-ROYCE GROUP PLC

relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

CARL G SYMON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 3 ABOVE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

131

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of transaction

253p

14. Date and place of transaction

4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,766

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilitieshas been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officerof issuerresponsible for making notification

____

Date of notification ___7JULY 2005_________________________________

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:58 07-Jul-05
Number	PRNUK-0707

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or (i)

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

   JAMES GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected personN/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

   B SHARE CONVERSION

them AS IN 3 ABOVE

9. Number of shares, debentures or financial instruments relating to shares acquired

3,721

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

253p

14. Date and place of transaction

4JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

241,950

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Date of notification ___7 JULY 2005____

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

ANDREW SHILSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 3 ABOVE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,560

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of transaction

253p

14. Date and place of transaction

4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

132,135

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilitieshas been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officerof issuerresponsible for making notification

____

Date of notification ___7JULY 2005____

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

COLIN SMITH 10,723

VICTORIA ANNE SMITH 2,356

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

228

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of transaction

253p

14. Date and place of transaction

4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,307

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilitieshas been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Date of notification ___7JULY 2005________________________________

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:05 07-Jul-05
Number	PRNUK-0707

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

   PETER BYROM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   PETER JOHN BYROM

   PETER JOHN BYROM & DENTON & CO TRUSTEES LTD

   MELANIE SIGNE BYROM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

non-beneficial interest AS IN 3 ABOVE

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PETER JOHN BYROM & DENTON & CO TRUSTESS LTD 120,696

MELANIE SIGNE BYROM 622

PETER JOHN BYROM 11,151

PETER JOHN BYROM NCB 5,842

PETER JOHN BYROM OSB 5,842

PETER JOHN BYROM SMB 5,842

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,962

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of transaction

253p

14. Date and place of transaction

4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

152,957

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilitieshas been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officerof issuerresponsible for making notification

____

Date of notification ___7 JULY 2005______________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

SIR JOHN TAYLOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 3 ABOVE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

98

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

5,098

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of transaction

253p

14. Date and place of transaction

4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilitieshas been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officerof issuerresponsible for making notification

____

Date of notification ___7 JULY 2005____________________________

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:06 07-Jul-05
Number	PRNUK-0707

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EMMA FELICITY ROSE

SIR JOHN ROSE (CJVR)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

SIR JOHN ROSE 265,853

EMMA FELICITY ROSE 111,899

SIR JOHN ROSE (CJVR) 14,297

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

6,015

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

253p

14. Date and place of transaction

4JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

398,064

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 7JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

JOHN CHEFFINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 3 ABOVE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

3,298

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of transaction

253p

14. Date and place of transaction

4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

230,538

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officerof issuerresponsible for making notification

____

Date of notification ___7JULY 2005______________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

COLIN HENRY GREEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 3 ABOVE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

4,032

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price pershare or value of transaction

253p

14. Date and place of transaction

4 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

267,972

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilitieshas been granted options by the issuercomplete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Date of notification ___7JULY 2005_______________________________

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:55 07-Jul-05
Number	PRNUK-0707

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or (i)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) YES

3. Name of person discharging managerial responsibilities/ director

COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VICTORIA ANNE SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

NON-CUMULATIVE REDEEMABLE CONVERTIBLE PREFERENCE SHARES OF 0.1P EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 4 ABOVE

8 State the nature of the transaction

B SHARES IN LIEU OF DIVIDEND

9. Number of shares, debentures or financial instruments relating to shares acquired

417,800

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

0.1p

14. Date and place of transaction

4JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

417,800

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Date of notification ___7JULY 2005______________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:51 07-Jul-05
Number	PRNUK-0707

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

337

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

291.25p

14. Date and place of transaction

7JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,842

16. Date issuer informed of transaction

7 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:52 07-Jul-05
Number	PRNUK-0707

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

CARL-PETER FORSTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

CARL-PETER FORSTER

9. Number of shares, debentures or financial instruments relating to shares acquired

337

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

291.25p

14. Date and place of transaction

7JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,638

16. Date issuer informed of transaction

7 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:06 07-Jul-05
Number	PRNUK-0707

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th July 2005 of 44,326 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 287.75 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,347,125 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose	44
C H Green	44
A B Shilston	44

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a Close Period does not constitute a breach of the Close Period restrictions. The value of these purchases have not changed from the previous month.

Company notified 7 July 2005

Dated 7 July 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:15 06-Jul-05
Number	PRNUK-0607

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

This form is intended for use by anissuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) ; or

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

EDWARD THOMAS CURLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected personN/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them AS IN 3 ABOVE

8 State the nature of the transaction

MARKET SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

11,668

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13. Price per share or value of transaction

294p

14. Date and place of transaction

5JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,663

16. Date issuer informed of transaction

6 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

____

Date of notification ___6 JULY 2005______________________________

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Interim Results
Released	07:02 28-Jul-05
Number	PRNUK-2707

28 July 2005

ROLLS-ROYCE GROUP plc INTERIM RESULTS 2005

Group Highlights

* Record order book, at £21.9bn (2004: £18.1bn).

* Sales increased to £3,184m. Sales on an underlying* basis increased by 14 per cent.

* Services revenues increased by 15 per cent on an underlying* basis and represented 55 per cent of Group sales.

* Profit before financing costs increased to £401m.

* Underlying profit before financing costs** increased to £309m, up 44 per cent on a like for like basis.

* Underlying profit before taxation** increased to £260m, up 54 per cent on a like for like basis.

* Average net debt reduced to £377m (2004: £626m).

* Interim payment to shareholders increased by five per cent.

Note: All results are reported under International Financial Reporting Standards 2004 results, as permitted by IFRS 1, are not restated in respect of IAS 32/39, financial instruments. A full analysis of the impact of adopting IFRS is availabl http://ir.rolls-royce.com/rr/investors/analyst/presentations/

* underlying sales and profit exclude unrealised gains on fair value and other IAS 39 adjustments (see note 3 and 4)

** underlying profit on a like for like basis is adjusted due to the lack of comparability caused by the different treatment of payments to financial Risk and Revenue Sharing Partners resulting from the implementation of IAS32/39 on 1 January 2005 with no retrospective adjustment(see page 2 and note 4).

Sir John Rose, Chief Executive, said:

'We continue to make good progress, demonstrating the increasingly international nature of the business and our broad portfolio of products and services.

'The higher orders and sales reflect strong market positions and the continuing growth of our services revenues. Our business mix and focus on improved efficiency are contributing to higher levels of profit and cash generation. As a result we have increased our payment to shareholders by five per cent.

'We remain on target to generate continued growth in profits and reduction of average net debt in 2005.'

Group Overview

The Group maintained a good level of order intake, resulting in a record order book of £21.9bn at the half year (2004: £18.1bn). In addition, a further £1.1bn had been announced (2004: £1.5bn) but not contracted. Orders for future services accounted for £8.2bn or 37 per cent of the firm order book at the half year (2004: £7.1bn or 39 per cent).

Group sales in the first half of 2005 rose to £3,184m. Sales on an underlying basis (see note 4) increased by 14 per cent, reflecting the continuing growth of services revenues and increased engine deliveries.

Revenue from services activities rose to £1.8bn. On an underlying basis (see note 4), services revenues grew by 15 per cent and accounted for 55 per cent of Group sales (2004: 55 per cent).

Profit before financing costs increased to £401m (2004: £175m) and underlying profit before financing costs (which excludes unrealised losses and gains on fair value adjustments) rose to £309m (see note 3). On a like for like basis, underlying profit before financing costs increased by 44 per cent. If IAS 32/39 had been applied to the underlying profit before financing costs for 2004, payments to financial risk and revenue sharing partners, amounting to £39m, all relating to the civil aerospace segment, would have been excluded. This would have resulted in an underlying profit before financing costs of £214m in 2004, compared to £309m achieved in 2005.

After financing costs, including fair value adjustments arising from the mark to market of financial instruments and monetary assets, pre-tax profit on ordinary activities was £165m (2004: £149m). On an underlying basis, pre tax profit was £260m (2004: £149m) and compared to 2004, on a like for like basis, increased by 54 per cent (see note 4).

Underlying earnings per share rose to 10.87p (2004: 6.44p) and basic earnings per share rose to 6.88p (2004: 6.44p). An interim payment to shareholders has been proposed of 3.34p per share (2004: 3.18p), an increase of five per cent.

The Group generated a cash inflow of £175m in the first half (2004: £44m). Net debt at the half year was £37m (2004: £363m). Average net debt for the first half fell to £377m (2004: £626m).

The Group has continued to pursue its strategy of hedging future net dollar revenues in order to provide protection against fluctuations in exchange rates. Currently, forward cover amounts to approximately $9 billion, at an average rate of 1.61 dollars to the pound. This substantial hedge book, combined with new forward sales of dollars, cost reduction activities and further `dollarisation' of the cost base are the methods that the Group will use to enable it to manage future foreign exchange risk. The achieved exchange rate in the first half of 2005 deteriorated by three cents relative to 2004.

The Group continues to invest in new technology. In the first half it signed an agreement with a Singaporean consortium to invest jointly $100m in developing a commercially viable power system based on fuel cell technology, building upon research that began in Rolls-Royce in 1992. In addition, the Group expanded its international network of technology-oriented relationships, establishing its first University Technology Centre in Norway to conduct key research programmes in the marine sector.

Rolls-Royce has made good progress with its investment programme aimed at overhauling its manufacturing capabilities and infrastructure. New facilities for compression systems, combustion systems, turbines, component services and repair and overhaul are on schedule for completion by 2007. Consequently, the Group expects to continue to reduce operating costs, although the rate of cost reduction has slowed in 2005. The level of capital investment is expected to increase in support of this improvement programme.

Outlook

The Group is continuing to invest in new products and technology to strengthen further its presence in power systems markets in the civil and defence aerospace, marine and energy sectors. It has established strong positions within new programmes that will shape these markets for many years to come. The aggregate demand for engines and services across all four sectors over the next 20 years is estimated to be worth approximately $2 trillion.

As the Group addresses new market opportunities to drive organic growth in each of its business sectors, self-funded investment in research and development is expected to continue at approximately five per cent of Group sales. Under IFRS, the impact of this investment on the income statement will reflect the mix and maturity of individual development programmes.

While this investment continues, the Group expects to see increasing returns from the substantial investments already made in establishing strong market positions. These returns arise over many years as a result of the long-term nature of original equipment programmes and the substantial services opportunity created each time an engine is delivered. The Group is well positioned to capture a large proportion of this services opportunity, having invested in comprehensive support capabilities such as engine repair and overhaul facilities, spare engine leasing, predictive data management and long-term services agreements.

The Group's strong order book, the long-term services revenue stream and the focus on operational performance underpin its expectations of continued growth in profits and reduction of average net debt in 2005.

Enquiries:

Peter Barnes-Wallis Duncan Campbell-Smith

Director of Financial Communications Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

REVIEW OF 2005 BY BUSINESS SECTOR

Civil Aerospace

Sales: £1,730m (2004: £1,453m)

Underlying profit before financing costs: £200m (2004: £83m)

The Group has developed a broad and competitive portfolio of engines for the civil market, addressing more than 30 different aircraft types for international airlines, regional airlines and corporate operators.

Civil aerospace sales increased by 19 per cent and profit increased as a result of the continuing cyclic recovery in engine deliveries, strong growth in aftermarket services revenues, phasing of receipts from risk and revenue sharing partners (RRSPs) and, in 2005, the absence of charges relating to payments to financial RRSPs resulting from the introduction of IFRS 32/39 (See note 4).

The Group delivered 441 civil engines in the first half, compared to 384 in the first half of 2004. The installed base of civil jet engines increased to 11,230 engines, with an average in service age of 8.8 years.

The Group continues to experience strong growth in flying hours, with total

flying hours at record levels, up 10 per cent compared to the same period in 2004. Civil aftermarket services sales grew by 18 per cent and represented 59 per cent of civil aerospace sales. In the future, it is likely that the rate of growth of services revenues will moderate but continue at double-digit levels.

Defence Aerospace

Sales: £677m (2004: £638m)

Underlying profit before financing costs: £94m (2004: £82m)

The Group's defence business is broadly based, with a strong portfolio of products and services covering the key defence aerospace market sectors, from combat and trainer to transport, tactical aircraft and helicopters.

Defence aerospace sales increased by 6 per cent and profit benefited from a good performance on long-term development programmes and a favourable business mix in the first half. The Group delivered 207 military engines, compared to 192 in the first half of 2004.

The defence business continued to develop its services capability, attracting praise from the US Navy for its innovative `Power by the Hour*' MRMS support for the F405 engine on the T-45 Goshawk trainer aircraft. Defence aftermarket services sales grew by four per cent and represented 55 per cent of defence aerospace sales.

Marine

Sales: £488m (2004 £443m)

Underlying profit before financing costs: £39m (2004: £35m)

The Group has developed a leading position in commercial and naval marine propulsion markets with a broad product range, from vessel design and gas turbine engines, to water jets and deck handling equipment, and full systems integration capability.

Marine sales increased by 10 per cent, reflecting continuing recovery in the offshore oil and gas support sector. Profit increased by 11 per cent, largely reflecting the fact that the comparative profit for 2004 included a £10m charge in respect of the WR-21 programme. The marine business is expected to benefit from a stronger business mix in the second half of the year.

Marine aftermarket services sales grew by 15 per cent and represented 46 per cent of marine sales.

Energy

Sales: £237m (2004: £186m)

Underlying profit/(loss) before financing costs: (£3m) (2004: £1m)

In energy markets, Rolls-Royce has supplied more than 2,500 gas turbines to customers in nearly 120 countries and is investing in new products and capabilities for the oil and gas industry and for distributed electricity generation.

Energy sales increased by 27 per cent reflecting strong demand from the oil and gas sector. Underlying profit declined, reflecting the higher proportion of original equipment sales in the oil and gas business and the continuing investment to develop the power generation business.

Financial Services

Sales: £52m (2004: £30m)

Underlying profit/(loss) before financing costs: £3m (2004: (£2m))

The Financial Services businesses comprise engine leasing, aircraft leasing and power project development.

In 2005, Rolls-Royce and Partners Finance, the Group's joint venture engine leasing business, owned a portfolio of 271 engines, of which 99 per cent by value were on lease to 42 customers.

Pembroke Group, the Group's joint venture aircraft leasing business, owned a portfolio of 22 aircraft. These are all on lease to 14 customers.

Rolls-Royce Power Ventures, the Group's power project developer, has 12 power generation projects underway.

FINANCIAL REVIEW

The firm order book, at constant exchange rates, was £21.9bn (2004: £18.1bn). In addition, a further £1.1bn had been announced (2004: £1.5bn). Aftermarket services represented 37 per cent of the firm order book (2004: 39 per cent).

On an underlying basis, after adjusting for the impact of the Group's hedging activities on achieved exchange rates, sales increased by 14 per cent (see note 4).

Within cost of sales, payments to non-financial Risk and Revenue Sharing Partners (RRSPs) amounted to £73m (2004: £112m, including £39m payments to financial partners) and restructuring costs were £27m (2004: £16m).

Gross research and development investment was £283m (2004: £291m). Net research and development investment was £147m (2004: £129m), of which £36m was capitalised (2004: nil). Amortisation of previously capitalised research and development costs amounted to £6m (2004: £9m), resulting in a net charge to the income statement of £117m (2004: £138m). Receipts from RRSPs in respect of new programme developments, reported as other operating income, were £44m (2004: £ 15m).

The taxation charge was £47m (2004: £41m). The tax charge on an underlying basis was £73m, representing 28 per cent of underlying profit before tax. (2004: £41m, also representing 28 per cent of underlying profit before tax).

Cash inflow during the first half was £175m (2004: £44m). Average net debt was £377m (2004: £626m). Net debt at the period-end was £37m (2004: £363m).

The net asset on the balance sheet at the half-year, in respect of TotalCare packages, was £397m, an increase of £8m in the first half.

Provisions were £367m, (2004: £395m). Provisions carried forward in respect of potential customer financing exposure amounted to £93m at the half year (2004: £87m).

There were no material changes to the Group's gross and net contingent liabilities in the first half of 2005 (see note 12).

The Group is continuing the practice of making payments to shareholders in the form of `B' shares rather than a dividend. These shares can then be redeemed for the same amount of cash that would have been received with a cash dividend, or converted into the same number of ordinary shares in the Group that shareholders would have received under the scrip dividend alternative. The issue of `B' shares will result in significant tax benefits for the Group, by accelerating the recovery of Advanced Corporation Tax, which will in turn benefit all shareholders.

The proposed interim payment to shareholders is equivalent to 3.34 pence per ordinary share (2004: 3.18p), an increase of five per cent. The interim payment of B shares will be made on 3 January 2006 to shareholders on the register on 14 October 2005. The final day of trading with entitlement to B shares (equivalent to the ex-dividend date) is 12 October 2005.

* * * * *

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is available on video, audio and text on www.rolls-royce.com and www.cantos.com.

Photographs of directors and products are available at www.newscast.co.uk

Visit www.thenewsmarket.com to download broadcast-standard video or order a Beta SP tape of Rolls-Royce products, services and facilities.

Consolidated Income Statement

	Half Year to 30 June 2005 £m	Half Year to 30 June 2004 £m	Year to 31 December 2004 £m
Revenue	3,184	2,750	5,947
Cost of sales and other operating income and costs*	(2,691)	(2,460)	(5,270)
Research and development costs	(117)	(138)	(288)
Share of profit of joint ventures	26	12	19
Group operating profit	402	164	408
Profit/(loss) on sale of businesses	(1)	11	9
Profit on ordinary activities before financing costs	401	175	417
Financial income	116	19	58
Financial expenses	(352)	(45)	(111)
Net financing costs** (note 5)	(236)	(26)	(53)
Profit on ordinary activities before taxation ***	165	149	364
Taxation	(47)	(41)	(100)
Profit for the period	118	108	264
Attributable to:			
Equity holders of the parent	119	108	263
Minority interest	(1)	-	1
Profit for the period	118	108	264
Payments to shareholders	(59)	(54)	(140)

Earnings per ordinary share (note 3)			
Basic	6.88p	6.44p	15.56p
Diluted	6.64p	6.25p	15.05p
* Other operating income	44	15	73
** Net interest payable	(21)	(26)	(52)
*** Underlying profit before taxation (note 3)	260	149	364

Note: All results are reported under International Financial Reporting Standards (IFRS). 2004 results, as permitted by IFRS 1, are not restated in respect of IAS 32/39, financial instruments. A full analysis of the impact of adopting (IFRS) is available at http://ir.rolls-royce.com/rr/investors/analyst/presentations/

Consolidated Balance Sheet

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
ASSETS			
Non-current assets			
Intangible assets (note 6)	1,236	1,085	1,227
Property, plant and equipment	1,666	1,729	1,672
Investments in joint ventures	241	221	211
Other investments	55	59	57
Deferred tax assets	292	322	318
	3,490	3,416	3,485
Current assets			
Inventory	1,163	1,051	1,090
Trade and other receivables	1,923	2,045	2,049
Taxation recoverable	3	7	2
Other financial assets	786	-	-
Short-term investments	41	37	36
Cash and cash equivalents	1,767	1,434	1,452
	5,683	4,574	4,629
Total assets	9,173	7,990	8,114
LIABILITIES			
Current liabilities			
Borrowings	(461)	(154)	(207)

Other financial liabilities	(283)	-	-
Trade and other payables	(2,275)	(2,285)	(2,395)
Current tax liabilities	(209)	(191)	(176)
Provisions	(160)	(215)	(173)
	(3,388)	(2,845)	(2,951)
Non-current liabilities			
Borrowings	(1,468)	(1,680)	(1,430)
Other financial liabilities	(457)	-	-
Other payables	(554)	(488)	(543)
Deferred tax liabilities	(119)	(92)	(115)
Provisions	(207)	(180)	(220)
Pensions liability	(1,422)	(1,460)	(1,409)
	(4,227)	(3,900)	(3,717)
Total liabilities	(7,615)	(6,745)	(6,668)
Net assets	1,558	1,245	1,446
EQUITY			
Capital and Reserves			
Called up share capital	347	420	346
Share premium account	29	3	4
Other reserves	645	(80)	39
Retained earnings	531	899	1,053
Equity attributable to equity holders of the parent	1,552	1,242	1,442
Minority interest	6	3	4
Total equity and reserves	1,558	1,245	1,446

Consolidated Cash Flow Statement

	Half Year to 30 June 2005 £m	Half Year to 30 June 2004 £m	Year to 31 December 2004 £m
Cash flows from operating activities			
Net profit before taxation	165	149	364
Depreciation and amortisation	126	124	299

(Decrease)/increase in provisions	(26)	1	(8)
(Increase)/decrease in working capital	(101)	(52)	33
Decrease in fair value of financial assets and liabilities	153	-	-
Other non cash movements	30	(20)	(9)
Taxation paid	(13)	(40)	(84)
Dividends received from joint ventures	6	2	15
Net cash inflow from operating activities	340	164	610
Cash flows from investing activities			
Disposals of unlisted investments	2	-	-
Additions to intangible assets	(55)	(13)	(142)
Purchases of property, plant and equipment	(73)	(60)	(175)
Disposals of property, plant and equipment	10	14	66
Disposals of businesses	2	13	16
Investments in joint ventures	(4)	2	(2)
Net cash flow from investing activities	(118)	(44)	(237)
Cash flows from financing activities			
(Decrease)/increase in borrowings	(3)	423	348
Capital element of finance lease payments	(8)	(8)	(52)
Net cash (outflow)/inflow from (decrease)/increase in borrowings	(11)	415	296
(Increase)/decrease in government securities and corporate bonds	(5)	2	3
Net interest paid	(40)	(44)	(52)
Payments to shareholders and issue of shares	6	(30)	(56)
Purchase of own shares	(13)	(2)	(2)
Net cash (outflow)/inflow from financing activities	(63)	341	189
Net increase in cash and cash equivalents	159	461	562
Cash and cash equivalents at January 1	1,391	909	909
Exchange and other non-cash	11	(18)	(32)

adjustments

Adjustment on implementation of IAS 32 and IAS 39	-	-	(48)
Cash and cash equivalents at period end	1,561	1,352	1,391
Reconciliation of increase in cash and cash equivalents to movement in net funds			
Increase in cash and cash equivalents	159	461	562
Cash (inflow)/outflow from (decrease)/ increase in government securities and corporate bonds	5	(2)	(3)
Net cash outflow/(inflow) from decrease/(increase) in borrowings	11	(415)	(296)
Change in net funds resulting from cash flows	175	44	263
Exchange and other non-cash adjustments	5	(7)	(12)
Fair value adjustments on borrowings	37	-	-
Movement in net funds	217	37	251
Net debt at January 1	(149)	(400)	(400)
Adjustment on implementation of IAS 32 and IAS 39	(189)	-	-
	(121)	(363)	(149)
Fair value of interest rate swaps hedging fixed rate borrowings	84	-	-
Net debt at period end	(37)	(363)	(149)

Consolidated Statement of Recognised Income and Expense

	Half Year to 30 June 2005 £m	Half Year to 30 June 2004 £m	Year to 31 December 2004 £m
Net profit for the period	119	108	263
Foreign exchange adjustments	16	(81)	(38)
Actuarial losses	(29)	(29)	(7)
Deferred taxation	9	9	2
Recognised income and expense for the period	115	7	220

Consolidated Statement of Changes in Equity

	Half Year to 30 June 2005 £m	Half Year to 30 June 2004 £m	Year to 31 December 2004 £m
At January 1 (as previously reported under UK GAAP)	1,442	2,140	2,140
Adjustments on adoption of IFRS from January 1, 2004 *	-	(927)	(927)
Adjustments relating to adoption of IAS 32 and IAS 39 from January 1, 2005*	151	-	-
At January 1 (restated)	1,593	1,213	1,213
Recognised income and expense for the period	115	7	220
Scrip dividend adjustments	-	20	20
Redemption of B Shares	(19)	-	(27)
New ordinary share capital issued (net of expenses)	28	3	4
Relating to own shares	(11)	(2)	(2)
Share-based payment adjustment	3	3	12
Other adjustments	-	(2)	2
Transfers from cashflow hedging reserves (fx and commodity contracts - note 10)**	(169)	-	-
Transfer from cashflow hedging reserve (interest rate swaps)	2	-	-
Relating to forward purchase contracts for own shares	10	-	-
At period end	1,552	1,242	1,442

* See appendix 1 for reconciliations showing adjustments required on adoption of IFRS for half year and full year 2004 accounts.

** Gross hedge reserve release of £239m, a further £2m on commodity swaps reduced by £72m in deferred tax

Notes

1. Basis of preparation

The attached interim financial statements are the first interim financial statements following the adoption of International Financial Reporting Standards (IFRS). As the Group has not previously published a full set of

financial statements under IFRS, the content of these statements has been expanded to include summarised reconciliations of net assets and equity from previously reported amounts under UK GAAP for the six months ended June 30, 2004 and year ended December 31, 2004 - see Appendix 1.

As allowed by IFRS 1 `First-time adoption of IFRS', the Group adopted IAS 32 `Financial instruments: disclosure and presentation' and IAS 39 `Financial instruments: recognition and measurement', prospectively from January 1, 2005. Therefore, until December 31, 2004, the Group continued to hedge account for forecast foreign exchange transactions and commodity exposures in accordance with UK GAAP, and hence the comparative financial statements exclude the impact of these standards. Summary details of the impact of adopting these standards as at January 1, 2005 are also included in Appendix 1.

The Group has determined that its existing hedging strategy is in the best interests of the business and its shareholders. It is not, therefore altering its hedging activities in order to achieve a particular accounting presentation under IFRS. In applying IAS 32 and IAS 39, the Group has chosen not to seek to hedge account its future foreign exchange and commodity transactions. On transition to IAS 32 and IAS 39, the Group was required to calculate the fair value of its foreign exchange and commodity contracts and record these in a hedging reserve. The balance on this reserve will be released to the income statement based on the expected maturities of the contracts at the transition date.

On 14th April 2005, the Group published an analysis of the impact of adopting IFRS from January 1, 2004 - News Release available from the company's web site at www.rolls-royce.com. This included income statement, balance sheet and cashflow reconciliations, as well as details of the accounting policies applied in restating its financial statements for the year ended December 31, 2004 and as at January 1, 2005. Some small adjustments have been made to these statements to more accurately reflect reclassifications.

These financial statements have been prepared in accordance with accounting policies the Group expects to follow at the year-end. EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with IFRS adopted for use in the EU ('adopted IFRS').

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these IFRS, the directors have made assumptions about the accounting policies expected to be applied, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that the IASB's amendment to IAS 19 will be adopted by the EU in sufficient time that it will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

In addition, the adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

Section 240 Statement

The comparative figures for the financial year ended 31 December 2004 and half year ended 30 June 2004 are not the company's statutory accounts for that

Net assets/liabilities

Civil aerospace	1,414	1,317	1,343
Defence	(8)	54	51
Marine	566	551	565
Energy	324	303	324
Financial services	279	417	314
Unallocated pension liabilities	(980)	(1,034)	(1,002)
Net debt	(37)	(363)	(149)
Net assets	1,558	1,245	1,446

3. Earnings per ordinary share and underlying profit reconciliation

The Group seeks to present a measure of underlying performance, which excludes items considered to be non-operating in nature. Underlying profit excludes the unrealised amounts arising from revaluations required by IAS 32 and IAS 39, and includes the realised amounts arising from settled hedging transactions. The calculation of underlying profit, and underlying earnings per share is shown below. For the comparative periods, half year to 30 June 2004 and year to 31 December 2004, IAS 32 and 39 have not been applied, and consequently no adjustment is required.

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £119m (2004 half year £108m, full year £263m) by 1,729 million (2004 half year 1,677 million, full year 1,690 million) ordinary shares, being the average number of ordinary shares in issue during the period, excluding own shares held under trust which have been treated as if they had been cancelled.

Half Year to 30 June 2005

	£m	£m	£m	Pence
Profit before financing costs	401			
Profit before taxation		165		
Profit attributable to equity holders of the parent			119	6.88
Exclude:				
Release of hedge reserves (note 10)	(236)	(236)	(236)	(13.65)
Unrealised fair value changes to derivative contracts (note 7)	-	180	180	10.41
Revaluation of trading assets and liabilities (note 9)		(67)	(67)	(3.88)
Exchange differences and forecast changes relating to Risk and Revenue Sharing Partnerships (note 8)	-	44	44	2.55

Profit before tax:

Underlying profit before tax	260	149	74%
2004 treatment of financial RRSP payments within cost of sales	-	39	
Equivalent notional finance charge	-	(19)	
Like-for-like profit before tax	260	169	54%

* Underlying sales reflects the 2005 turnover after removing the impact of the IAS 39 hedge reserve adjustments and includes the benefit of settled foreign exchange transactions. All of the £49m adjustment are within the civil aerospace segment.

5. Net financing costs

	Half Year to 30 June 2005 £m	Half Year to 30 June 2004 £m	Year to 31 December 2004 £m
Interest receivable	29	19	58
Gains on commodity derivatives	50	-	-
Net foreign exchange gains	37	-	-
Financial income	116	19	58
Interest payable	(50)	(45)	(110)
Fair value losses on foreign currency contracts	(230)	-	-
Finance charge relating to financial risk and revenue sharing partnerships (Note 8)	(63)	-	-
Financing charge on post-retirement benefits	(5)	-	(1)
Other financing charges	(4)	-	-
Financial expenses	(352)	(45)	(111)
Net financing costs	(236)	(26)	(53)
Analysed as:			
Net interest payable	(21)	(26)	(52)
Net other financing expenses	(215)	-	(1)
Net financing costs	(236)	(26)	(53)

6. Intangible assets

	Goodwill	Certification and	Development costs	Recoverable engine	Total

		participation fees		costs	
	£m	£m	£m	£m	£m
Cost:					
At January 1, 2005	759	274	311	229	1,573
Exchange adjustments	(19)	-	-	-	(19)
Additions at cost	-	3	36	16	55
At June 30, 2005	740	277	347	245	1,609
Accumulated depreciation:					
At January 1, 2005	-	129	103	114	346
Exchange adjustments	-	-	-	-	-
Provided during the year	-	4	6	17	27
At June 30, 2005	-	133	109	131	373
Net book value at June 30, 2005	740	144	238	114	1,236
Net book value at December 31, 2004	759	145	208	115	1,227

7. Foreign exchange and commodity financial assets

Movements in the fair value of foreign exchange and commodity contracts are as follows:

	Foreign exchange	Commodity	Total
	£m	£m	£m
On adoption of IAS 32 and IAS 39 on January 1, 2005	986	9	995
Fair value changes to derivative contracts	(230)	50	(180)
Fair value relating to contracts utilised*	(195)	(11)	(206)
Fair value at period end	561	48	609
* fair value of utilised contracts carried forward in contract accounting balances	32	-	32

8. Financial Risk and Revenue Sharing Partnerships (RRSPs)

Movements in the recognised value of RRSPs are as follows:

£m

Include:

Realised gains on settled derivative contracts (note 7)	176	206	206	11.91
Less fx derivative gains carried forward in contract accounting (note 7)	(32)	(32)	(32)	(1.85)
Related tax effect	-	-	(26)	(1.50)
Underlying profit before financing costs	309			
Underlying profit before taxation		260		
Underlying profit for the period attributable to equity holders of the parent			188	
Underlying earnings per share				10.87

Diluted earnings per ordinary share, are calculated by dividing the profit attributable to ordinary shareholders of £119m (2004 half year £108m, full year £263m) by 1,791 million (2004 half year 1,727 million, full year 1,747 million) ordinary shares, being 1,729 million (2004 half year 1,677 million, full year 1,690 million) as above, adjusted by the bonus element of existing share options of 62 million

(2004 half year 50 million, full year 57 million).

4. Derivation of underlying and 'like-for-like' results

	Half Year to 30 June 2005 £m	Half Year to 30 June 2004 £m	Year on Year Changes(%)
Sales:			
Sales	3,184	2,750	16%
Adjustment to reflect FX impact	(49)	-	
Underlying Sales*	3,135	2,750	14%
Group services sales:			
Sales	1,763	1,505	17%
Adjustment to reflect FX impact	(29)	-	
Underlying services sales*	1,734	1,505	15%
Profit before finance costs:			
Underlying profit before finance costs (See note 3)	309	175	77%
2004 treatment of financial RRSP payments within cost of sales	-	39	
Like-for-like profit before finance costs	309	214	44%

Profit before tax:

Underlying profit before tax	260	149	74%
2004 treatment of financial RRSP payments within cost of sales	-	39	
Equivalent notional finance charge	-	(19)	
Like-for-like profit before tax	260	169	54%

* Underlying sales reflects the 2005 turnover after removing the impact of the IAS 39 hedge reserve adjustments and includes the benefit of settled foreign exchange transactions. All of the £49m adjustment are within the civil aerospace segment.

5. Net financing costs

	Half Year to 30 June 2005 £m	Half Year to 30 June 2004 £m	Year to 31 December 2004 £m
Interest receivable	29	19	58
Gains on commodity derivatives	50	-	-
Net foreign exchange gains	37	-	-
Financial income	116	19	58
Interest payable	(50)	(45)	(110)
Fair value losses on foreign currency contracts	(230)	-	-
Finance charge relating to financial risk and revenue sharing partnerships (Note 8)	(63)	-	-
Financing charge on post-retirement benefits	(5)	-	(1)
Other financing charges	(4)	-	-
Financial expenses	(352)	(45)	(111)
Net financing costs	(236)	(26)	(53)
Analysed as:			
Net interest payable	(21)	(26)	(52)
Net other financing expenses	(215)	-	(1)
Net financing costs	(236)	(26)	(53)

6. Intangible assets

	Goodwill	Certification and	Development costs	Recoverable engine	Total

		participation fees		costs	
	£m	£m	£m	£m	£m
Cost:					
At January 1, 2005	759	274	311	229	1,573
Exchange adjustments	(19)	-	-	-	(19)
Additions at cost	-	3	36	16	55
At June 30, 2005	740	277	347	245	1,609
Accumulated depreciation:					
At January 1, 2005	-	129	103	114	346
Exchange adjustments	-	-	-	-	-
Provided during the year	-	4	6	17	27
At June 30, 2005	-	133	109	131	373
Net book value at June 30, 2005	740	144	238	114	1,236
Net book value at December 31, 2004	759	145	208	115	1,227

7. Foreign exchange and commodity financial assets

Movements in the fair value of foreign exchange and commodity contracts are as follows:

	Foreign exchange	Commodity	Total
	£m	£m	£m
On adoption of IAS 32 and IAS 39 on January 1, 2005	986	9	995
Fair value changes to derivative contracts	(230)	50	(180)
Fair value relating to contracts utilised*	(195)	(11)	(206)
Fair value at period end	561	48	609
* fair value of utilised contracts carried forward in contract accounting balances	32	-	32

8. Financial Risk and Revenue Sharing Partnerships (RRSPs)

Movements in the recognised value of RRSPs are as follows:

£m

On adoption of IAS 32 and IAS 39 on January 1, 2005	(468)
Financing charge*	(19)
Excluded from underlying profit:	
-Exchange adjustments*	(37)
-Change in forecasts*	(7)
Cash paid to partners	37
Fair value at period end	(494)

* Total amounts included within the finance charges within the income statement £63m.

9. Revaluation of trading assets and liabilities

	£m
Net foreign currency trading assets and liabilities valued:	
On adoption of IAS 32 and IAS 39 on January 1, 2005	
- on the basis of forward exchange contracts held	(10)
- at the spot exchange rate at period end	(104)
Difference on January 1, 2005	(94)
At June 30, 2005	
- on the basis of forward exchange contracts held	74
- at the spot exchange rate at period end	47
Difference at June 30, 2005	(27)
Movement excluded from underlying profit	(67)

10. Foreign exchange and commodity hedge reserve movements

Movements in the foreign exchange and commodity hedge reserves excluding deferred taxation are as follows:

	Foreign exchange £m	Commodity £m	Total £m
On adoption of IAS 32 and IAS 39 on January 1, 2005*	996	9	1,005

Transferred to income statement**	(239)	(2)	(241)
At June 30, 2005	757	7	764
* Deferred tax on opening balance	(299)	(3)	(302)
** Deferred tax on amount transferred	72	-	72

Includes £5m in respect of derivatives settled prior to transition to IFRS

11. Group employees at period end

	30 June 2005 Number	30 June 2004 Number	31 December 2004 Number
Civil aerospace	20,300	19,800	20,100
Defence	5,000	5,100	5,100
Marine	7,200	7,100	7,100
Energy	2,800	2,900	3,000
Financial services	100	100	100
	35,400	35,000	35,400

12. Sales financing contingent liabilities

In connection with the sale of its products the Group will, on some occasions, provide financing support for its customers. The Group's contingent liabilities related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio.

Under UKGAAP, contingent liabilities were reported: (a) at the full potential exposure regardless of the point in time at which such exposures may arise; and (b) in sterling taking account of forward exchange contracts held. Following the adoption of IFRS, the Group has reviewed this policy and has concluded that it is more appropriate to report contingent liabilities on a discounted basis. As directors consider the likelihood of these contingent liabilities crystallising to be remote, this amount does not represent a present value. However, the amounts will be discounted at the Group's borrowing rate to better reflect the time span over which these exposures could arise. In addition, following the decision to cease hedge accounting from January 1, 2005, it is no longer appropriate to take account of forward exchange contracts. As the contingent liabilities are denominated in US dollars, this amount will be reported, together with the sterling equivalent at the reporting date spot rate.

Applying this revised policy at December 31, 2004, the discounted value of the total gross contingent liabilities relating to financing arrangements on all delivered aircraft less insurance arrangements and relevant provisions amounted to $1,143m (£595m, previously reported £999m), of which $18m (£9m, previously reported £12m) related to sales finance support to joint ventures. Taking into account the net realisable value of the relevant security, the discounted value of the net contingent liabilities in respect of financing arrangements on all delivered aircraft amounted to $294m (£153m, previously reported £189m).